Mail Stop 3010   May 22, 2009

George L. Chapman, Chief Executive Officer and President
Health Care REIT, Inc.
One SeaGate
Suite 1500
Toledo, OH 43604

> **Re: Health Care REIT, Inc.**
> **Form 10-K**
> **Filed: March 2, 2009**
> **Schedule 14A**
> **Filed: March 25, 2009**
> **File No.: 001-08923**

Dear Mr. Chapman:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Duc Dang
                                        Attorney/Advisor